Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended March 31, 2010
This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s consolidated financial statements for the period ended March 31, 2010, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 1, 2009 to a short form base shelf prospectus dated April 1, 2009.
The pro forma interest requirement on the Company’s outstanding indebtedness was $448,000,000 for the 12 months ended March 31, 2010. The Company’s earnings before interest and income tax for the 12 months ended March 31, 2010 were $1,668,900,000, which is 3.7 times the Company’s pro-forma interest requirements for that period.